March 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be, Attorney-Adviser

Re:	Cantor Fitzgerald Sustainable Infrastructure Fund

Registration Statement on Form N-2

File Nos. 333-262031, 811-23773

Ladies and Gentlemen:

On December 30, 2022, Cantor Fitzgerald Sustainable Infrastructure Fund (the “Fund” or the “Registrant”) filed Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) with respect to the Fund. On March 2, 2023, we received oral comments from the staff. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant. The responses and information described below are based upon information provided to us by the Fund.

General

1.	We note that, as of September 30, 2022, the Fund held approximately 32% of its assets in cash and cash equivalents and 19.5% in energy infrastructure securities. Please explain supplementally if these investments were made in this amount due to the Fund being in its initial ramp up period or if these investments were made as part of the Fund’s stated investment strategy. Please also explain how these investments are consistent with Rule 35d-1 of the Investment Company Act of 1940.

The Fund was invested heavily in cash and cash equivalents due to the Fund ramping up during the time period covered by the semi-annual report for the period ended September 30, 2022. The “Use of Proceeds” section in the prospectus discloses this possible deviation from the Fund’s usual investment strategy during the ramp up period. The Fund’s investments in securities of energy infrastructure companies are consistent with the Fund’s investment policy to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities issued by sustainable infrastructure companies. The Fund’s cash and cash equivalent investments are consistent with the policy because the policy is applicable under “normal circumstances,” and the Fund’s ramp up period would not be normal circumstances.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3333 Piedmont Rd. NE, Suite 2500 ■ Atlanta, GA ■ Tel 678.553.2432

Please call the undersigned (678.553.2432) or Terrence Davis (678.553.7338) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Regards,

/s/Tanya L. Boyle

Tanya L. Boyle